Name of Registrant: The Southern Company
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

May 6, 2020

Dear Southern Company Shareowner:

Support Proposal #4 to nominate an Independent Board Chair

CalPERS is the largest state public pension fund in the United States with nearly $400 billion in total assets under management, and a long-term owner of approximately eight million shares in The Southern Company. CalPERS believes that investors will benefit if the board is chaired by an independent director who can provide a balance of power between the CEO and the board, and support effective board oversight of management.

Therefore, we will be voting FOR proposal #4, filed by The Comptroller of the City of New York on behalf of various City employee retirement systems. We urge shareowners to also vote for this important proposal at the company’s May 27th, 2020 annual meeting of shareowners.

Corporate Governance Best Practice

We believe that appointing a board chair who is independent of management is nearly always preferable to having one individual lead both the board and the management team. Leading corporate governance investor organizations like the Counsel of Institutional Investors and the International Corporate Governance Network also agree. While we recognize that The Southern Company has appointed a lead independent director, in our view, an independent board chair is better positioned to oversee the executives of the company and represent shareowners without the inherent conflicts that a CEO or other executive insiders will encounter.

Vote FOR Proposal #4 Requesting an Independent Board Chair

As a significant investor in The Southern Company, we encourage shareowners to support proposal #4. We believe that an independent board chair structure will lead to a more proactive, responsive, and effective board of directors.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,
SIMISO NZIMA
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.